UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*




                            The Bon-Ton Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   09776J 101
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 15, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 6 sequentially numbered pages

                                  SCHEDULE 13D


CUSIP NO.  09776J 10 1                                         PAGE 2 OF 6 PAGES


    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           ROBERT M. RAIFF

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                            (a)    [ ]
                            (b)    [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS (See Instructions)

           AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)        [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES CITIZEN


                                    7    SOLE VOTING POWER            862,700
        Number of Shares
     Beneficially Owned by          8    SHARED VOTING POWER             0
         Each Reporting
          Person with               9    SOLE DISPOSITIVE POWER       862,700

                                   10    SHARED DISPOSITIVE POWER        0


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     862,700

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)      [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.13%

   14      TYPE OF REPORTING PERSON (See Instructions)

                                       IN


          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

CUSIP NO. 09776J 10 1                                          PAGE 3 OF 6 PAGES

     This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of The Bon-Ton Stores, Inc., a Pennsylvania corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated July 24, 2006 (the "Initial Statement"), filed by the Mr. Raiff (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows to report that the Mr. Raiff acquired more than one percent of the outstanding shares of the Issuer as of September 15, 2006.

ITEM 2. IDENTITY AND BACKGROUND.

     (a), (b) and (c) This Schedule 13D/A is being filed on behalf of Robert M. Raiff ("Mr. Raiff"). The business address of Mr. Raiff is 152 West 57th Street, New York, New York 10019.

     Mr. Raiff is the president of Raiff Partners, Inc., a Delaware corporation ("Raiff Partners"), which acts as the manager of Centurion Investors, LLC, a Delaware limited liability company ("Centurion"). Centurion is the general partner of Centurion Long Term Strategies, LP ("CLTS"). Raiff Partners is also the general partner of Centurion Investment Group, LP, which is the general partner of Centurion Partners, LP ("Centurion Partners"). Mr. Raiff is also the president of the sole general partner of Centurion Advisors, L.P. ("Centurion Advisors"), which manages advisory accounts on a discretionary basis and serves as Investment Manager of Centurion Long-Term Strategies Overseas, Ltd. ("Centurion Overseas" and, collectively with Centurion Partners and CLTS, the "Funds"). The Funds, collectively, are the record holder of 862,700 shares (the "Shares") of common stock of the Issuer (the "Common Stock"). Mr. Raiff's principal occupation is an investor.

     (d) and (e) During the last five years, Mr. Raiff (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Raiff is a United States citizen.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 7, 2006, there were 14,075,259 shares of Common Stock, par value $0.01 per share, issued and outstanding as of September 1, 2006. Mr. Raiff, as president and sole shareholder of Raiff Partners and as the president of the sole general partner of Centurion Advisors, has the sole power to direct the voting and disposition of the 862,700 shares of Common Stock owned by the Funds and, as such, beneficially owns such 862,700 shares of Common Stock or approximately 6.13% of the outstanding shares of Common Stock.

CUSIP NO. 09776J 10 1                                          PAGE 4 OF 6 PAGES


     (c) The following is a listing of transactions in the Shares during the past 60 days.

     The following transactions were effected by CLTS as open market purchases and sales on the Nasdaq National Market.


            Transaction   Type of         Number of          Price per
               Date     Transaction        Shares              Share
            ----------- -----------      -----------         -----------
            7/17/2006        Buy            17,700            22.68
            7/19/2006        Buy             1,800            23.07
            7/24/2006        Buy             3,100            24.95
            7/25/2006        Buy             6,800            24.28
            7/26/2006        Buy             1,200            24.10
            7/27/2006        Buy             1,200            24.73
            7/27/2006        Buy             1,800            25.00
            7/27/2006        Buy             5,500            24.74
            7/28/2006        Buy             8,500            24.87
             8/1/2006        Buy             1,900            24.85
             8/2/2006       Sale             6,500            24.30
             8/3/2006        Buy             1,900            26.35
             8/4/2006        Buy             3,100            25.83
            8/14/2006        Buy             3,100            26.22
            8/15/2006        Buy             3,100            25.80
            8/18/2006        Buy             1,800            25.62
            8/24/2006        Buy              700             24.89
            8/24/2006        Buy             3,100            24.95
            8/24/2006        Buy            19,600            25.41
            8/24/2006        Buy             3,100            25.65
            8/24/2006       Sale             3,700            24.86

     The following transactions were effected by Centurion Overseas as open market purchases and sales on the Nasdaq National Market.

          Transaction    Type of         Number of          Price per
              Date      Transaction        Shares              Share
           ----------- -----------      -----------         -----------
           7/17/2006        Buy             11,300           22.68
           7/19/2006        Buy             1,200            23.07
           7/24/2006        Buy             1,900            24.95
           7/25/2006        Buy             4,200            24.28
           7/26/2006        Buy              800             24.10
           7/27/2006        Buy              800             24.73
           7/27/2006        Buy             1,200            25.00
           7/27/2006        Buy             3,500            24.74
           7/28/2006        Buy             5,500            24.87

CUSIP NO. 09776J 10 1                                          PAGE 5 OF 6 PAGES


            8/1/2006        Buy             1,100            24.85
            8/2/2006        Sale            13,500           24.30
            8/3/2006        Buy             1,100            26.35
            8/4/2006        Buy             1,900            25.83
           8/14/2006        Buy             1,900            26.22
           8/15/2006        Buy             1,900            25.80
           8/18/2006        Buy             1,200            25.62
           8/24/2006        Buy              500             24.89
           8/24/2006        Buy             1,900            24.95
           8/24/2006        Buy             12,400           25.41
           8/24/2006        Buy             1,900            25.65
           8/24/2006        Sale            2,300            24.86

     The following transactions were effected by Centurion Partners as open market purchases and sales on the Nasdaq National Market.

            Transaction   Type of         Number of          Price per
               Date     Transaction        Shares              Share
            ----------- -----------      -----------         -----------

           8/25/2006        Buy             5,000            25.35
           8/25/2006        Buy             5,000            25.05
           8/28/2006        Buy             3,000            24.47
           8/29/2006        Buy             4,000            25.21
           8/31/2006        Buy             5,000            25.92
            9/5/2006        Buy             2,800            26.74
            9/6/2006        Buy             2,000            26.17
            9/7/2006        Buy             3,000            26.11
           9/11/2006        Buy             3,000            26.15
           9/12/2006        Buy             4,200            26.95
           9/13/2006        Buy             10,000           28.02
           9/13/2006        Buy             9,000            27.98
           9/14/2006        Buy             8,500            27.92
           9/15/2006        Buy             3,000            28.46
           9/15/2006        Buy             3,000            28.87
           9/15/2006        Buy             2,000            28.89

     (d) Except for the Funds, Raiff Partners, Centurion, Centurion Advisors and Centurion Investment Group, L.P., which may have the right to receive or the power to direct the receipt of dividends from the Common Stock, no other person is known by Mr. Raiff to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Mr. Raiff.

     (e) Not applicable.

CUSIP NO. 09776J 10 1                                          PAGE 6 OF 6 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  September 18, 2006                   /s/ Robert M. Raiff
                                            ------------------------------------
                                            Robert M. Raiff